EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-1 of our report dated April 12, 2008, except for paragraph 8 of Note 15, which is dated April 24, 2008, relating to the consolidated financial statements of Skins Inc. and Subsidiary as of December 31, 2007 and 2006 and for the years then ended and the period May 18, 2004 (date of inception) to December 31, 2007 which report includes an explanatory paragraph as to an uncertainty with respect to the Company’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Prospectus.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
April 24, 2008